September 15, 2016

VIA EDGAR

Office of Mergers and Acquisitions

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-0303

Attn: Christina Chalk, Senior Special Counsel

Re:	Telecom Argentina, S.A.

Schedule TO-T/13E-3 filed July 22, 2016 by Fintech Telecom, LLC

Schedule TO-T/13E-3 filed August 19, 2016 by Fintech Telecom, LLC, Fintech Advisory Inc. and David Martínez

Schedule TO-C filed February 24, 2016 by Fintech Telecom, LLC

Schedule TO-C filed September 14, 2016 by Fintech Telecom, LLC, Fintech Advisory Inc. and David Martínez

File No. 005-49901

Dear Ms. Chalk:

On behalf of our clients, Fintech Telecom, LLC (“FTL”), Fintech Advisory Inc. (“FAI”) and David Martínez (“Mr. Martínez,” and together with FTL and FAI, the “Filing Persons”), we have set forth below the responses of the Filing Persons to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated August 30, 2016.  For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in italics with the response immediately following each italicized comment.

Concurrently with the delivery of this letter, the Filing Persons are filing an amendment (“Amendment No. 2”) to their combined Schedule TO and Schedule 13E-3, initially filed on July 22, 2016 and amended on August 19, 2016 (as amended, the “Combined Schedule”), containing a revised Offer to Purchase  (the “Offer to Purchase”) as Exhibit (a)(1)(i). The Offer to Purchase contains the revisions described in this letter.  For your convenience, a courtesy copy of today’s amendment is enclosed, together with a copy of the Offer to Purchase marked to show changes from the prior filing.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

September 15, 2016, p. 2

Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase.  All page references in the following responses correspond to the page numbers in the marked version of the Offer to Purchase.

Schedule TO-T/13E-3

General

1.                                      We note your revisions in response to comment 8. Please further elaborate on the “market conditions” and discussions with the CNV that lead you to increase the Original Offer Price.

In response to the Staff’s comment, the Filing Persons note that since the Announcement Date, there have been a number of successfully consummated international transactions, including a registered equity offering by Grupo Supervielle S.A., the acquisition by Pampa Energía of Petrobras Argentina (and related announcement of a cash tender offer and exchange offer), as well as placements of debt securities by the Republic of Argentina and a number of its provinces.   The Filing Persons believe that these transactions have generated renewed interest in equity securities of Argentine companies, which although not quantifiable, has resulted in upwards pressure on the prices of those securities.   Although the Filing Persons cannot predict the price of ADSs representing Class B Shares issued by Telecom Argentina, they believe that those securities may be subject to such upward pressure.  One of the reasons that the Original Offer Price was increased to the Offer Price was to respond to those pressures and provide sufficient economic incentives for holders to tender their securities.

Furthermore, during FTL’s conversations with the CNV regarding the Argentine Offer, the CNV encouraged FTL to focus on the amount paid by FTL to the Sellers for the acquisition of 51% of Sofora in the Transaction and the implicit economic rights acquired per Class B Share.   The Transaction and the price paid by FTL to the Sellers in the Transaction are described extensively in the Offer to Purchase (see pages 1, 3, 15 through 17 and 39 through 41) and in the Schedule 13D filed by the Bidders on March 18, 2016.   In an effort to expeditiously resolve regulatory concerns in Argentina, the Bidders determined that, after considering the CNV’s comments, FTL would place greater weight on the factors discussed with the CNV, which led to the increase in the Original Offer Price to the Offer Price.

*                                         *                                         *

The Filing Persons have authorized us to acknowledge on their behalf that (1) each of the Filing Persons are responsible for the adequacy and accuracy of the disclosure in this filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Christina Chalk

U.S. Securities and Exchange Commission

September 15, 2016, p. 3

We very much appreciate the Staff’s review of this filing.  If you have any questions regarding Amendment No. 2 to the Combined Schedule or these responses, please feel free to contact me at (212) 225-2704.

Sincerely,

/s/ Adam Brenneman
Adam Brenneman

cc:                                Julio R. Rodriguez, Jr., Fintech Telecom, LLC